EXHIBIT 12
COMMERCIAL METALS COMPANY AND SUBSIDIARIES CONSOLIDATED
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands, except ratios)

	2014	2013	2012	2011	2010
Earnings (loss) from continuing operations before taxes	$144,811	$132,936	$164,787	$26,131	$(164,791)
Less: Net earnings (loss) attributable to noncontrolling interests	1	4	6	213	236
Capitalized interest amortization	1,371	2,305	2,341	2,377	2,012
Fixed charges	93,884	86,108	85,421	85,872	93,948
Less: Capitalized interest	(563)	(1,004)	(1,339)	(794)	(4,359)
Total	$239,502	$220,341	$251,204	$113,373	$(73,426)
Fixed Charges:
Interest expense	$78,304	$70,612	$70,826	$70,608	$78,540
Portion of rental expense representative of interest factor	15,580	15,496	14,595	15,264	15,408
Total fixed charges	$93,884	$86,108	$85,421	$85,872	$93,948
Ratio of earnings to fixed charges	2.55	2.56	2.94	1.32	*
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* Earnings for the year ended August 31, 2010 were inadequate to cover fixed charges due to asset impairment charges and losses from discontinued operations. The coverage deficiency was approximately $167 million for the year ended August 31, 2010.